Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net loss attributable to common stockholders	$(3,722,767)	$(2,403,925)	$(5,506,322)	$(4,607,290)
Net (loss) income per common share*	$(0.35)	$(0.22)	$(0.51)	$(0.43)
Weighted average shares outstanding (1)	10,733,156	10,726,547	10,730,193	10,723,390

•	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.
(1)	Adjusted to reflect the 15:1 reverse stock split of February 27, 2006